The Mexico Equity and Income Fund, Inc.

                 Form N-SAR Report for the Period Ended 01/31/03

Item 77-Q3

(i) Based on an evaluation of the Disclosure Controls and Procedures, the Disclosure Controls and Procedures (as defined in rule 30a-2(c) under the Act) are adequately and effectively designed to ensure that information required to be disclosed by The Mexico Equity and Income Fund, Inc. is recorded, processed, summarized and reported by the Filing Date, and that information required to be disclosed in the report is communicated to The Mexico Equity and Income Fund, Inc.'s management, as appropriate, to allow timely decisions regarding required disclosure.

(ii) There were no significant changes in The Mexico Equity and Income Fund, Inc.'s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, and there were no corrective actions with regard to significant deficiencies and material weaknesses.